Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NVR, Inc.:

We consent to the use of our reports dated February 22, 2012 with respect to the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, Virginia

September 5, 2012